Mail Stop 4720

July 29, 2009

Alton L. Boynton, Ph.D
President and Chief Executive Officer
Northwest Biotherapeutics, Inc.
7600 Wisconsin Avenue, Suite 750
Bethesda, Maryland 20814

> **Re: Northwest Biotherapeutics, Inc.**
> **Preliminary Proxy Statement on Form PRE14A**
> **Filed July 14, 2009**
> **File No. 000-33393**

Dear Mr. Boynton:

We have completed our review of your Preliminary Proxy Statement on Form PRE14A and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler,
Assistant Director